                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM 10SB

             General Form for Registration of Securities of Small
                                Business Issuers

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             CREATIVE BEAUTY SUPPLY, INC.
            (Exact name of Small  Business Issuer in its charter)



                NEW JERSEY                               22-3392051
      (State or other jurisdiction of                  (IRS Employer
       incorporation or organization                  Identification No.)


        380 Totowa Road, Totawa, NJ                             07512
(Address of principal executive offices)                       (Zip Code)

Registrant's Telephone number, including area code:        (973-904-0004









Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value



Forward-Looking Statements and Associated Risk.   This Registration
Statement, including the information incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's growth strategies, and anticipated trends in
the Company's business and demographics.   These forward-looking
statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are
beyond the Company's control.   Actual results could differ materially
from these forward-looking statements.

ITEM 1.   DESCRIPTION OF BUSINESS

A.   The Company was incorporated in New Jersey on August 28, 1995.   On
March 15, 1996, the Company effectuated a 45,392 for 1 stock split.
There have been no other material events in the development of the Company (including any material mergers or acquisitions) since inception. There are no pending or anticipated mergers, acquisitions, spin-offs or
recapitalizations.   On February 26, 1997, the Company's officers
surrendered 7,543,000 Common Shares.   The issued and outstanding shares
were reduced from 11,348,000 to 3,805,000.   On July 1, 1997, the Company
effectuated a 1 for 2.5 reverse stock split reducing the issued and outstanding shares from 4,600,000 to 1,840,000.

Corporate Operations.    The Company operates as a cosmetic and beauty
supply distributor at both the retail and wholesale levels. The Company's various beauty and cosmetic products are purchased by it from a number of unaffiliated suppliers and manufacturers and thereafter sold on its premises to retail "walk-in" customers or directly to beauty salons.

Products.   The Company's beauty and cosmetic products primarily consist of the following items: Shampoos, conditioners, mousse, setting/styling and spray gels, lotions, lipstick and nail products and hair sprays as well as such beauty and cosmetic related appliances as blow dryers,
curling irons, mirrors, air diffusers and hair trimmers.   Many of the
aforesaid products (at least 80%) may be considered to be "national" brands bearing consumer recognition with respect to the their respective
names.   Such consumer recognition of such "brand" names is considered by the Company to be of assistance to it with respect to sale of such products since consumer recognition is advanced by national brand media advertising (at no cost to the Company but to the Company's benefit) when potential customers are already familiar with the product as a result of media advertising.

Suppliers.   The above indicated products are purchased by the Company
from a number of unaffiliated suppliers and management of the Company does not contemplate or anticipate any significant difficulties with its ability to purchase such products from its current suppliers and/or from replacement and/or additional suppliers if and when necessary or
advisable.   The Company does not have any written agreements with any of its suppliers nor does any one supplier or small group of suppliers (i.e. three suppliers) account for any significant portion of the Company's
purchases.   Currently, the Company utilizes approximately 50
unaffiliated suppliers, none of whom account for 5% or more of the Company's purchases (and no group of three of who account for an
aggregate of 10% or more of such purchases).   Additionally, the Company
intends to acquire new product lines. Accordingly, the Company is not dependent, whatsoever, upon any individual supplier or small group of suppliers.

Distribution.   The Company is currently distributing its products to
approximately 200 nail and beauty salons.   Its territory is principally
and almost exclusively located within the northern portion of the State of New Jersey, in the counties of Essex, Hudson, Bergen, Passaic, Morris and Union.

The Company sells cosmetic and beauty supplies, both on the retail and wholesale levels to beauty salons and to the general public.

Wholesale sales consist of beauty salons of merchandise for resale. Sales of merchandise to beauty salons for their own consumption, not for
resale, are considered retail sales.   All sales to the general public
are also considered retail sales.

Sales are summarized as follows:
                                      1999               1998
Wholesale                           $118,935           $107,363
Retail                               143,205            142,368
                                    --------           --------
                                    $262,140           $249,731
                                    ========           ========

Competition.   Competition is based on price.  The Company's price ranges of its various products are within the manufacturer-suggested prices, services and product lines. The Company will be competing with established companies and other entities (many of which may possess
substantially greater resources than the Company).   Almost all of the
companies with which the Company competes are substantially larger, have more substantial histories, backgrounds, experience and records of successful operations, greater financial, technical, marketing and other resources, more employees and more extensive facilities than the Company now has, or will have in the foreseeable future. It is also likely that other competitors will emerge in the near future. There is no assurance that the Company's products will compete successfully with other established and/or well-regarded products. Inability to compete successfully might result in increased costs, reduced yields and additional risks to the investors herein

Marketing.   The Company intends to purchase its products in larger
quantities, resulting in larger discounts on purchases, resulting in more
profit and better competition.   The Company's products will be marketed
through a combination of personal contact by sales representatives, advertising, special promotion and some telemarketing and by conducting product knowledge classes which current and prospective clients are
invited to attend.     The salons order and receive their products
weekly.   No customer accounts for more than 20% of sales and there are no existing sales contracts.

Backlog.   The Company services its accounts on two days notice.  There
is no backlog.   If the Company does not have a specific item, it is back
ordered until the next delivery.

Employees The Company currently has two full-time employees and no part-
time employees.   The Company intends to add one or two sales
representatives and one beauty consultant to conduct the product knowledge classes within the next eight months.

The Company's operations do not depend nor are they expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary
information.   No amounts have been expended by the Company for research
and development of any products nor does the Company expect to expend any amounts this year.

The Company's business, products and properties are not subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies.

Seasonal Nature of Business Activities.   The Company's business
activities are not seasonal.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Trends and Uncertainties. Demand for the Company's products will be dependent on, among other things, market acceptance of the Company's concept and general economic conditions, which are cyclical in nature. Inasmuch as a major portion of the Company's activities is the receipt of revenues from the sales of its products, the Company's business operations may be adversely affected by the Company's competitors and prolonged recessionary periods.

Hair styles in the industry change drastically from season to season.
The recent trend away from straight hair will have a favorable impact on the sales of the Company's hair products such as perms, etc. although the extent of this impact is indeterminable.

Capital and Source of Liquidity.   In April, 1999, the Company renewed
its lease for a term of three (3) years commencing May 1, 1999 at a monthly rental of $1,200 per month for the first twelve (12) months and $1,300 a month for each of the remaining twenty four (24) months. Additionally, Management intends to lease additional warehouse space. The increased lease amounts will have a negative effect on the cash flow of the Company.

For the year ended March 31, 1999, the Company issued common stock for $47,750. As a result, the Company had net cash flow provided by financing activities of $47,750.

For the year ended March 31, 1998, the Company issued common stock for $67,556. As a result, the Company had net cash flow provided by financing activities of $67,556.

For the years ended March 31, 1999 and 1998, the Company pursued no investing activities.

Results of Operations.    For the year ended March 31, 1999, the Company
had a net loss of $52,453.   The Company had net sales of $262,140 with a
cost of goods sold of $212,266 resulting in gross profit of $49,874 for the year ended March 31, 1999.

The Company had operating expenses of $119,520 for the year ended March
31, 1999.   These expenses primarily consisted of officer's salaries of
$60,796, auto and delivery of $9,049, professional fees of $12,642, rent of $14,400, telephone of $1,842, utilities of $2,047, store supplies of $1,696, insurance of $3,097, payroll and other taxes of 2,893 and other miscellaneous expenses of $11,058.

For the year ended March 31, 1998, the Company had a net loss of $42,353. The Company had net sales of $249,731 with a cost of goods sold of $197,450 resulting in gross profit (20.9%) of $52,281 for the year ended March 31, 1998.

The Company had operating expenses of $106,660 for the year ended March
31, 1998.   These expenses primarily consisted of officers salaries of
$60,796, auto and delivery of $10,098, professional fees of $3,800, rent of $14,400, telephone of $1,683, utilities of $1,636, store supplies of $1,620, insurance of $2,870, payroll and other taxes of $2,945 and other miscellaneous expenses of $6,812.

The major cause of the Company's losses from operations have been the low
sales volume.   Management is looking for new suppliers at more favorable
prices and to increase their customer base and sales volume.
Additionally, management has implemented inventory controls which has resulted in additional profits.

Management believes that the implementation of its inventory controls and obtaining supplies from new sources will have a favorable impact on the Company's results of operations within the new 12 months.

Plan of Operation. During the next twelve months, the Company intends to obtain new product lines by negotiating with various manufacturers, hire new sales representatives and hire technician to conduct product knowledge classes

If the Company does not achieve the milestones within the above time schedule, their operating costs will be higher and the Company will lose even more money.

The Company's liquidity will be decreased due to little or no increase in revenue and higher operating costs.

The Company is not delinquent on any of its obligations even though the
Company has had limited operating revenues.   The Company intends to
market its products utilizing cash made available from the sale of its
products.   The Company is of the opinion that revenues from the sales of its products and the proceeds from the sale of its securities will be sufficient to pay its expenses.

Year 2000 Compliance. The Company has conducted a comprehensive review of its computer systems to identify any business functions that could be affected by the "Year 2000" issue. As the millennium ("Year 2000") approaches, businesses may experience problems as the result of computer programs being written using two digits rather than four to define the
applicable year.   The Company has conducted a comprehensive review of
its computer systems to identify those areas that could be affected by
the "Year 2000" issue.   Any of the Company's programs that have time-
sensitive software may recognize a date using "00" as the year 1900
rather than the year 2000.   If not corrected, this could result in
extensive miscalculations or a major system failure.

The Company relies on industry standard software.   Certain manufacturers
have already provided the Company with upgraded software to address the
"Year 2000" issue.   The Company believes that by modifying existing
software, the "Year 2000" issue will not pose significant operational problems and is not anticipated to require additional expenditures that would materially impact its financial position or results of operations in any given year. The Company believes that this modification will be completed in the latter part of 1999 at a minimal cost.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company's executive offices and showroom are located at 380 Totowa
Road, Totowa, New Jersey 07512.  Telephone No. (973) 904-0004.   These
offices consist of 1,400 square feet on a lease term.   The Company has a
lease for a term of three (3) years commencing May 1, 1999 at a month rental of $1,200 per month for the first twelve (12) months and $1,300 a
month for each of the remaining twenty four (24) months.   The Company
needs additional warehouse space and will attempt to locate adequate
warehouse space on a lease basis in the second quarter of 1999.   The
Company owns its delivery vehicle and the computers used in the operation of the business.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tabulates holdings of shares of the Company by each person who, subject to the above, at the date of this registration statement, holders of record or is known by Management to own beneficially more than 5.0% of the Common Shares and, in addition, by all directors and officers of the Company individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

              Shareholdings at Date of
                   This Prospectus

                                                               Percentage of
                                Number & Class(1)              Outstanding
Name and Address                  of Shares                   Common Shares


Carmine Catizone              Common  808,000                     43.33%
10 1/2 Walker Avenue
Morristown, NJ 07960

Daniel T. Generelli           Common  80,000                       4.29%
24 Kansas Street
Hackensack, NJ 07601

Pat Catizone                  Common 160,000                       8.58%
                              Common 160,000(2)                    8.58%
266 Cedar Street
Cedar Grove, NJ 07009

Barbara Catizone              Common 160,000                       8.58%
                              Common 160,000(2)                    8.58%
266 Cedar Street
Cedar Grove, NJ 0709

Robyn Conforth                Common 140,000                       7.51%
266 Cedar Street
Cedar Grove, NJ 07009

David Wong                    Common 108,050                       5.79%
300 Rector Place #41
New York, NY 10280

All Directors & Officers                                          47.62%
as a group (2 persons)

(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract,
arrangement, understanding, relationship or otherwise.   Unless otherwise
indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2)Pat Catizone and Barbara Catizone are husband and wife and are deemed to be the beneficial owners of each other's shares.


<PAGE.7

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors. The following persons listed below have been retained to provide services as directors and executive officers until the qualification and election of his successor. All holders of Common Stock will have the right to vote for Directors of the Company. The Board of Directors has primary responsibility for adopting and reviewing implementation of the business plan of the Company, supervising the development business plan, review of the officers' performance of specific business functions. The Board is responsible for monitoring management, and from time to time, to revise the strategic and
operational plans of the Company.    Directors receive no cash
compensation or fees for their services rendered in such capacity.

Name                            Position Held        Term of Office

Carmine Catizone, age 54      President, Director      Inception
                                                       to present

Daniel Generelli, age 36      Secretary/Treasurer      Inception
                            Vice-President/Director    to present

Resumes:

Carmine Catizone.   Mr. Catizone has been President and a director of the
Company since its inception in August 1995. From June 1988 to July 1994, Mr. Catizone was President and a Director of J&E Beauty Supply, Inc., a
retail and wholesale beauty supply distributor.   Mr. Catizone served as
President and a director of C&C Investments, Inc., a blank check company (now known as T.O.P.S. Medical Corp., which provided chemicals for transportation of organs) from July 1977 to December 1984. Mr. Catizone
is not currently involved with T.O.P.S. Medical Corp.   From June 1980 to
December 1985, Mr. Catizone had been district sales manager (engaged in
sales of cosmetics) for Chattem Labs.   Mr. Catizone received his
Bachelor of Science degree from Fairleigh Dickerson University in 1972.

Daniel Generelli.   Mr. Generelli has been Secretary-Treasurer and a
director of the Company since inception in August 1995.   From December
1989 to July 1996, Mr. Generelli was Secretary/Treasurer and a director of J&E Beauty Supply, Inc., a retail and wholesale beauty supply
distributor.   From December 1984 to December 1989, Mr. Generelli was
employed as a distribution supervisor with Tags Beauty Supply, a retail
and wholesale beauty supply distributor in Fairfield, NJ.   Mr. Generelli
graduated from Ramapo College of New Jersey with a Bachelor of Science degree in June of 1984.

ITEM 6.   EXECUTIVE COMPENSATION

Remuneration.   To date, the Company has not entered into employment
agreements nor are any contemplated. Mr. Generelli is paid approximately $30,000 per year, however, all of Mr. Catizone's $30,000 salary has been accrued.

Board of Directors Compensation.   Members of the Board of Directors may
receive an amount yet to be determined annually for their participation and
will be required to attend a minimum of four meetings per fiscal year.   To
date, the Company has paid $0.00 in directors' expenses.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

ITEM 8.  DESCRIPTION OF SECURITIES

Qualification.   The following statements constitute brief summaries of
the Company's Certificate of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

The Company's articles of incorporation authorize it to issue up to 100,000,000 Common Shares, $.001 par value per Common Share and up to 10,000,000 Preferred Shares, $.001 par value.

Common Stock.   The Company's articles of incorporation authorize it to
issue up to 100,000,000 Common Shares, $.001 par value per Common Share. All outstanding Common Shares are legally issued, fully paid and non-assessable.

   Liquidation Rights.   Upon liquidation or dissolution, each
outstanding Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

   Dividend Rights.   There are no limitations or restrictions upon the
rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

   Voting Rights.   Holders of Common Shares of the Company are entitled
to cast one vote for each share held at all shareholders meetings for all purposes.

   Other Rights.   Common Shares are not redeemable, have no conversion
rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

   Preferred Stock.   The Corporation is authorized to issue 10,000,000
Preferred Shares.  There are currently no Preferred Shares issued and
outstanding.   The Board of Directors has the right to determine the
terms of any series of Preferred Shares to be issued.

   Transfer Agent.    Continental Stock Transfer acts as the Company's
transfer agent.

                        PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's intends to apply to have its common stock traded in the over-the-counter market and listed on the NASDAQ Bulletin Board

The Company has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

As of May 31, 1999, the number of holders of Company's common stock is 73.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings nor is the Company aware of any disputes, which may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the Company's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with the Company's principal independent accountant or a significant subsidiary's independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

In the first quarter of 1997, the Company issued 795,000 shares of common stock (pre-1 for 2.5 reverse) for $159,000 ($.20 per share) to the
following unaffiliated individuals and entities for cash.   All Common
Share amounts reflect the 1 for 2.5 reverse stock split effectuated July
1, 1997.

Name                                Number of Common Shares
Scott Caputo                                 50,000
Cashro International Holding, Ltd.           50,000
Pat Catizone                                110,000
David Wong                                  108,000

These sales were made to sophisticated investors pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933. The Company determined the sophistication of the investors based on its prior relationships with said investors and/or verbal inquiries.

From March 1998 through July 1998, the Company completed an offering under Rule 504 of Regulation D of the Securities Act of 1933 at $5.00 per Common Share to the following:

Name                                     # of Common Shares

C&A Stables partnership                        500
John F. Agoglia                                200
Richard W. Agoglia                             200
John F. Agoglia, Jr.                           200
Dina Anderson                                1,000
Anthony Borgio                                 100
Carmela Borgio                                 100
Phyllis A. Calwhite
  Custodian for John P. Coolack                200
Phyllis A. Calwhite
  Custodian for Timothy Coolack                200
Phyllis A. Calwhite
   Custodian for Jason A. Coolack              200
R. Scott Caputo                                200
Robert G. Caputo                             1,000
Catherine Corforte                             200
Henry Corforte                                 200
John H. Corforte                               400
John P. Corforte                               200
Louise Corforte                                200
Lyndell Corforte                               200
Michael Corforte                               200
Pauline S. Corforte                            200
Ann Cortese                                    100
Carmine Cortese                                100
Kathleen Doherty                               100
Albert Galli                                   100
Marie Galli                                    100
Mary Giangiobre                                200
Andrew L. Gioia
   Custodian for Sandra Gioia                  200
Andrew L. Gioia
   Custodian for Christopher Gioia             200

Andrew L. Gioia                              1,600
Maria A. Kolacy                                100
Michele Lee                                     50
Betty Lim                                       50
Judy Lim                                        50
Michael Lim                                     50
Yak Lim                                         50
Yuet Ping Lim                                   50
Thomas Mismo                                   200
Maria Patierno                                 500
Serafina Patierno                            2,000
Thomas Patierno                                500
Alissa Pelliccio                               200
Joseph Pelliccio                               200
John Perez                                   1,200
Marla Regan
   Custodian for Kevin Regan                   500
Marla Regan
   Custodian for Ryan Regan                    500
Marla Regan
   Custodian for Jason Regan                   500
Wayne Robbins                                6,000
Gregory V. St. Thomasino                       200
Frank Wermick                                  200
Betty Wong                                      50
David Wong                                      50
Man Wai Wong                                    50
Richard Wong                                    50
Yee Wong                                        50
Kenneth Yeung                                   50
Linda Yeung                                     50

These sales were made pursuant to an exemption from registration pursuant
to Section 504 of Regulation D.   The offering was approved and/or
exempted by the required states and the appropriate Form D was filed with the Securities and Exchange Commission.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of New Jersey, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

                           PART F/S
The following financial statements required by Item 310 of Regulation S-B are furnished below

Independent Auditor's Report
Balance Sheet as of March 31, 1999 and 1998
Statements of Operations for the Years ended March 31, 1999 and 1998 Statements of Stockholders' Equity for the Years ended March 31, 1999 and 1998
Statement of Cash Flows for the Years ended March 31, 1999 and 1998
Notes to Financial Statements

Bederson & Company LLP
Certified Public Accountants
Consultants
405 Northfield Avenue
West Orange, New Jersey 07052
(973) 736-3333 Fax: (973) 736-3367,8786
Insolvency and Litigation Fax: (973) 736-9219


                              INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
Creative Beauty Supply, Inc.
Totawa, New Jersey

We have audited the accompanying balance sheets of Creative Beauty Supply, Inc. as of March 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's
management.   Our responsibility is to express an opinion on these
financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing
standards.   Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial
statements.   An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating
the overall financial statement presentation.   We believe that our
audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Beauty Supply, Inc. at March 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

BEDERSON & COMPANY LLP

West Orange. New Jersey
April 23, 1999


Member of TAG International with offices in principal cities worldwide Affiliated with the American Institute of CPAs Division for Firms

                CREATIVE BEAUTY SUPPLY, INC.
                     BALANCE SHEETS
                  MARCH 31, 1999 AND 1998

                     ASSETS

                                        1999                1998
                                       -----               -----
CURRENT ASSETS
   Cash and cash equivalents          $324,683          $291,674
   Accounts receivable                   3,263             2,541
   Inventory                            72,904            76,532
   Prepaid expenses                      2,431             2,251
                                    ----------        ----------
TOTAL CURRENT ASSETS                   403,281           372,998

PROPERTY AND EQUIPMENT, net of
   accumulated depreciation              4,216             6,380

OTHER ASSETS:
   Organization cost, net of
   Accumulated amortization                197               310
                                    ----------        ----------
TOTAL ASSETS                          $407,694          $379,688
                                    ==========        ==========

            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable - trade             $9,863           $7,408
   Payroll taxes withheld and accrued      698              720
   Accrued expenses - officers salaries 98,365           68,269
   Accrued expenses                     19,770            19,590
                                     ---------        ----------
TOTAL CURRENT LIABILITIES              128,696            95,987
                                     ---------        ----------

STOCKHOLDERS' EQUITY:
   Preferred stock, par value $.001,
   authorized 10,000,000 shares issued
   and outstanding -0-                       -                -
   Common stock, par value $.001,
   Authorized 100,000,000 shares;
     Issued and outstanding 1,964,650
     shares (1999) and
     1,855,100 shares (1998)             1,865            1,855
   Additional paid-in-capital          472,541          424,801
   Accumulated deficit                (195,408)        (142,955)
                                     ---------         --------

TOTAL STOCKHOLDERS' EQUITY             278,998          283,701
                                     ---------        ---------

TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY               $407,694         $379,688
                                    ==========       ==========

The accompanying notes are an integral part of these financial statements.

           CREATIVE BEAUTY SUPPLY, INC.
            STATEMENTS OF OPERATIONS
         YEARS ENDED MARCH 31, 1999 and 1998

                                      1999              1998
                                   ----------        -----------
Net Sales                           $262,140          $249,731
Cost of Goods Sold                   212,266           197,450
                                   ---------          ---------
Gross Profit                          49,874             52,281
                                   ---------           --------
Operating Expenses:
   Salaries - officers                60,796             60,746
   Payroll taxes                       2,600              2,652
   Auto and delivery                   9,049             10,098
   Employee welfare                    3,143              2,128
   Insurance                           3,097              2,870
   Office                              2,293              2,107
   Professional fees                  12,642              3,800
   Rent                               14,400             14,400
   Store supplies                      1,696              1,620
   Taxes                                 293                293
   Telephone                           1,842              1,683
   Utilities                           2,047              1,636
   Miscellaneous                       3,345                350
   Depreciation and amortization       2,277              2,277
                                    --------          ---------
TOTAL OPERATING EXPENSES             119,520            106,660
                                    --------          ---------

LOSS FROM OPERATIONS BEFORE
   OTHER INCOME                      (69,646)          (54,379)
OTHER INCOME:
   Interest Income                     17,193            12,026
                                     --------         ---------
NET LOSS                             $(52,453)         $(42,353)
                                     ========         =========
NET LOSS PER COMMON SHARE               $(.03)            $(.02)
                                     ========         =========
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING        1,863,371         1,840,083
                                    =========         =========

The accompanying note are an integral part of these financial statements.



        CREATIVE BEAUTY SUPPLY, INC.
     STATEMENTS OF STOCKHOLDERS' EQUITY
     YEARS ENDED MARCH 31, 1999 and 1998


                                              Common Stock     Additional
                                           Number of             Paid-in         Accumulated
                                            Shares    Amount     Capital            Deficit        Total
                                           -------   ---------   ---------         ----------    --------
BALANCE, March 31, 1997                   4,600,000   $4,600     $354,500         $(100,602)     $258,498

July 1, 1997, 1 for 2.5
  Reverse stock split                    (2,760,000)  (2,760)       2,760                 -             -

March 30, 1998, issuance of
   Common stock for cash                     15,100        15       67,541                -        67,556

Net loss for the year                             -         -            -          (42,353)      (42,353)
                                           --------   -------     --------         --------      --------
BALANCE, March 31, 1998                   1,855,100     1,855      424,801         (142,955)      282,701

April 17, 1998, issuance of
   Common stock for cash                      6,200         6       30,994                -        31,000

May 12, 1998, issuance of
   Common stock for cash                        300         1        1,499                -         1,500

June 27, 1998, issuance of
   Common stock for cash                         50         -          250                -           250

July 27, 1998, issuance of
   Common stock for cash                      3,000         3       14,997                -        15,000

Net loss for the year                             -         -            -          (52,453)      (52,453)
                                           --------  ---------     --------        --------      --------
BALANCE, March 31, 1999                   1,864,650     $1,865    $472,541        $(195,408)     $278,998
                                         ==========   ========   =========        =========      ========

The accompanying notes are an integral part of these financial statements.

CREATIVE BEAUTY SUPPLY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 1999 and 1998

                                              1999              1998
                                           -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                  $(52,453)       $(42,353)
   Adjustments to reconcile net loss to
   Net cash from operating activities:
   Depreciation and amortization                2,277           2,277
   (Increase) decrease in operating assets:
   Accounts receivable                           (722)           967
   Inventory                                    3,628          7,905
   Prepaid expenses                              (180)          (188)
   Increase (decrease) in operating liabilities:
   Accounts payable                             2,455        (14,456)
   Payroll taxes withheld and accrued             (22)          (100)
   Accrued expenses - officers' salaries       30,096         30,096
   Accrued expenses                               180         (4,801)
                                            ---------      ---------

NET CASH USED BY OPERATING ACTIVITIES         (14,741)       (20,653)
                                             --------       --------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
   Issuance of common stock                    47,750         67,556
                                             --------      ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS      33,009         46,903
CASH AND CASH EQUIVALENTS -
   beginning of period                        291,674        244,771
                                             --------       --------
CASH AND CASH EQUIVALENTS - end of period     $324,683      $291,674
                                             =========     =========

The accompanying notes are an integral part of these financial statements.

CREATIVE BEAUTY SUPPLY, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 1999 and 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Creative Beauty Supply, Inc. was incorporated in the State of New Jersey
on August 28, 1995 and commenced operations on January 2, 1996.   The
Company sells cosmetic and beauty supplies both on the retail and wholesale levels to the general public and beauty salons in Northern and Central New Jersey.

The Company is located in Totowa, New Jersey and has two employees.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses
during the period.   Actual results could differ from those estimates.

Basis of Accounting
The Company maintains its records on the accrual basis of accounting. Income is recognized when customers take title to the goods and expenses are recorded when incurred.

Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Provision for Doubtful Accounts
Bad debts are provided on the allowance method based on historical experience and management's evaluation of outstanding accounts
receivable.   Management considered accounts receivable at March 31, 1999 and 1998 to be fully collectible; accordingly, no allowance for doubtful accounts was provided for at March 31, 1999 and 1998.

Inventory
Inventory, consisting of finished goods, is valued at cost, with cost being determined on the first-in, first-out (FIFO) method.

Property and Equipment
Property and equipment are recorded at cost.   Depreciation of property
and equipment is provided for over the estimated useful lives of the
respective assets.   Depreciation is recorded based on the straight-line
method.

The major classes of assets and ranges of estimated useful lives are as follows:
                                 Years
                               ---------
Delivery equipment                 5
Furniture and office equipment     7

Maintenance, repairs, and minor renewals are charged to earnings when
they are incurred.   When assets are retired or otherwise disposed of,
the assets and related allowance for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.

Organization Costs
All costs incurred by the Company in connection with its incorporation
and organization have been capitalized.   The Company has elected to
amortize these costs over sixty (60) months.   The charge to operations
for the years ended March 31, 1999 and 1998 was $113 each year.

Income Taxes
Deferred tax assets and liabilities are determined on the differences between financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and state tax reporting purposes.

Impairment of Long-Lived Assets
The Company, in April 1997, adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived
Assets and Long-Lived Assets to be Disposed Of.   In accordance with SFAS
No. 121, the Company reviews long-lived assets for impairments whenever events or changes in business circumstances occur that indicate that the
carrying amount of the assets may not be recoverable.   The Company
assesses the recoverability of long-lived assets held and to be used based on undiscounted cash flows, and measures the impairment, if any,
using discounted cash flows.   Adopting SFAS No. 121 did not have a
material impact on the Company's financial position, operating results or cash flows.

Expenses Related to Sale and Issuance of Securities
All cost incurred in connection with the sale and issuance of the Company's common stock have been capitalized and charged to additional paid-in-capital.

Net Loss per Common Share
Loss per common share is computed by dividing the net loss by the
weighted average number of shares outstanding during the year.   There
were no dilutive common stock equivalents for both years.

NOTE 2 - RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURE LIMITS
The Company maintains its cash balances with a major bank.   The balances
are insured by the Federal Deposit Insurance Corporation up to $100,000
per depositor.   At March 31, 1999 and 1998, the Company's uninsured cash
balances approximated $225,000 and $192,000, respectively.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company measures it financial assets and liabilities in accordance
with general accepted accounting principles.   For certain of the
Company's financial instruments, including cash and cash equivalents, trade receivables, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short-term maturities.

NOTE 4 - PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

                                            1999           1998
                                          --------        -------
Delivery equipment                         $9,750         $9,750
Furniture and office equipment              1,500          1,500
                                         --------       --------
Less: Accumulated depreciation             11,250         11,250
                                            7,034          4,870
                                         --------       --------
TOTAL                                      $4,216         $6,380
                                        =========       ========
Depreciation expense for the years ended March 31, 1999 and 1998 was $2,164 each year.

NOTE 5 - INCOME TAXES

The Company adopted Statement of Financial Accounting Standard 109 ("SFAS"). SFAS 109 provides for an asset and liability approach to accounting for income taxes that require the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that will be recognized in the Company's financial statements or tax returns.

In estimating future consequences, SFAS 109 generally considers all expected future events other than proposed changes in the tax law or rates prior to enactment.

Deferred income taxes at March 31, 1999 related to federal and state net operating losses of approximately $78,000 each, and an accrued liability
of approximately $116,000.   The resulting deferred income tax asset has
been fully offset by a valuation allowance.   The valuation allowance has
been established equal to the full amount of the deferred tax assets, as the Company is not assured at March 31, 1999 that it is more likely than not that these benefits will be realized.

Net operating loss carryforwards and temporary differences between the financial statement carrying amounts and tax bases of assets that give rise to the net deferred assets relate to the following:

                                          1999            1998
                                       ---------       ---------

Net operating loss                       $9,637         $5,274

Accrued liabilities,
   principally due to expenses not
   currently deductible for
   income tax purposes                   12,900         12,900
                                        -------        -------
Net deferred income tax asset           $22,537        $18,174
                                      =========       ========
A reconciliation between the statutory federal income tax rate (34%) and the effective income tax rates based on continuing operations is as follows:

                                         1999             1998
                                       --------         --------
Statutory federal income tax benefit  $(17,834)        $(14,384)
State income tax benefit                (4,703)          (3,790)
Valuation allowance                     22,537           18,174
                                     ---------       ----------
Total provision for income tax       $       -         $      -
                                     =========       ==========

Federal net operating loss carryforward of $78,972 will expire in the year 2014 and the state net operating loss of $78,322 will expire in the year 2004.

NOTE 6 - SALES

The Company sells cosmetic beauty supplies both on the retail and wholesale levels to beauty salons and to the general public.

Wholesale sales consist of sales to beauty salons of merchandise for
resale.   Sales of merchandise to beauty salons for their own
consumption, not for resale, are considered Retail sales.   All sales to
the general public are also considered retail sales.

Sales are summarized as follows:
                                      1999               1998
Wholesale                           $118,935           $107,363
Retail                               143,205            142,368
                                    --------           --------
                                    $262,140           $249,731
                                    ========           ========

NOTE 7 - COMMITMENTS

In April of 1996, the Company entered into a lease agreement with a non-related party for a term of three (3) years commencing May 1, 1996 for the rental of its executive offices, retail, wholesale and warehouse facilities in Totowa, New Jersey at a monthly rental of $1,200 per month. The total rent charged to operations for the years ended March 31, 1999 and 1998 was $14,400 each year.

In April of 1999, the Company renewed its lease for a term of three (3) years commencing May 1, 1999 at a month rental of $1,200 per month for the first twelve (12) months and $1,300 a month for each of the remaining twenty four (24) months.

The minimum annual future payments are as follows:

Years Ended
March 31,

2000               $14,400
2001               $15,500
2002               $15,600
2003                 1,300

NOTE 8 - COMMON STOCK

On July 1, 1997, the Company effectuated a 1 for 2.5 reverse stock split reducing the issued and outstanding shares form 4,600,000 to 1,840,000.

On March 30, 1998, the Company issued 15,100 share of common stock for $67,556, net of related issuance cost of $7,944 ($5.00 per share).

The Company issued 9,550 shares of common stock for $47,750 ($5.00 per share) during the fiscal year ended March 31, 1999.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(2) Charter and By-Laws
(3) Instruments defining the rights of security holders
(5) Voting Trust Agreement - Not Applicable
(6) Material Contracts - Not Applicable
(7) Material Foreign Patents - Not Applicable
(12) Additional Exhibits - Not Applicable

ITEM 2.  DESCRIPTION OF EXHIBITS

(2.1) Articles of Incorporation
(2.2) Bylaws
(3.1) Common Stock Certificate

                              SIGNATURES




In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Creative Beauty Supply, Inc.



                                        /s/Carmine Catizone
Date: June 1, 1999                      ----------------------------
                                        By:  Carmine Catizone, President